TIOMIN RESOURCES INC.

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October 23, 2003

Series E & F Warrants Fully Exercised

Toronto, Canada:

Tiomin is pleased to announce that the outstanding Series E and F warrants due on October 21, 2003 were fully exercised. The conversion of these warrants has added approximately Cdn $2 million to Tiomin's treasury. As previously announced, Tiomin plans to use these funds to repay the outstanding loan with Resource Capital Fund L.P. and continue updating the feasibility study on the Kwale titanium project.

With the exercise of the 10,077,500 warrants, Tiomin now has issued and outstanding 99.8 million common shares.

Tiomin Resources Inc. is actively pursuing the development of its four major titanium mineral sand deposits in Kenya where the company has outlined an in-situ titanium mineral sand resource of Cdn $7.5 billion. Recently the company was granted the Special Mining Lease from the Kenyan Commissioner of Mines to proceed towards the commercial development of the Kwale titanium deposit. The project will be designed to produce on average 330,000 tonnes of ilmenite annually as well as 75,000 tonnes of rutile and 37,000 tonnes of zircon for the first six years of operation. Rutile and ilmenite are sources of titanium dioxide used primarily in the fabrication of pigments and titanium metal, while zircon is used in applications such as ceramic glazing, foundry molds and electronics.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232. or Donna Yoshimatsu ex. 222 or visit our website: www.tiomin.com

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Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of rutile, zircon and ilmenite, estimated future production, estimated costs of future production, the Company's sales policy and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.